UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

LAVORO LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Titles of Class of Securities)

G5391L 102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON Brazilian Private Equity Opportunities V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,487,124
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,487,124
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,487,124(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 10,487,124 Class A ordinary shares held of record by Brazilian Private Equity Opportunities V, L.P. (the “Fund”). PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Fund; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 116,608,329 Class A ordinary shares outstanding as of June 30, 2023, as reported by the Issuer to the Reporting Person. Each Class A common share is entitled to one vote.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON PBPE Fund V (Cayman 2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 841,539
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 841,539
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,539(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 841,539 Class A ordinary shares held of record by PBPE Fund V (Cayman 2), L.P. (the “Fund”). PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Fund; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 116,608,329 Class A ordinary shares outstanding as of June 30, 2023, as reported by the Issuer to the Reporting Person. Each Class A common share is entitled to one vote.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON PE Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,287,981
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,287,981
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,287,981(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 10,287,981 Class A ordinary shares held of record by PE Fund V, L.P. (the “Fund”). PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Fund; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 116,608,329 Class A ordinary shares outstanding as of June 30, 2023, as reported by the Issuer to the Reporting Person. Each Class A common share is entitled to one vote

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 5 of 12 Pages
1	NAME OF REPORTING PERSON Private Equity Investments V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,503,184
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,503,184
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,503,184(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 10,503,184 Class A ordinary shares held of record by Private Equity Investments V, L.P. (the “Fund”). PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Fund; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 116,608,329 Class A ordinary shares outstanding as of June 30, 2023, as reported by the Issuer to the Reporting Person. Each Class A common share is entitled to one vote.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 6 of 12 Pages
1	NAME OF REPORTING PERSON PBPE Fund V Garden (Ontario), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,239,660
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,239,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,239,660(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.1%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 64,239,660 Class A ordinary shares held of record by PBPE Fund V Garden (Ontario), L.P. (the “Fund”). PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Fund; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 116,608,329 Class A ordinary shares outstanding as of June 30, 2023, as reported by the Issuer to the Reporting Person. Each Class A common share is entitled to one vote.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 7 of 12 Pages
1	NAME OF REPORTING PERSON PBPE Fund V Ontario, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 163,331
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 163,331
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,331(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 163,331 Class A ordinary shares held of record by PBPE Fund V Ontario, L.P. (the “Fund”). PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Fund; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 116,608,329 Class A ordinary shares outstanding as of June 30, 2023, as reported by the Issuer to the Reporting Person. Each Class A common share is entitled to one vote.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 8 of 12 Pages
1	NAME OF REPORTING PERSON Patria Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 98,889,732
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 98,889,732
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,889,732(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 84.8%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 2,366,913 Class A ordinary shares held of record by Patria Finance Limited and (ii) 96,522,819 Class A ordinary shares held of record by Brazilian Private Equity Opportunities V, L.P., PBPE Fund V (Cayman 2), L.P., PE Fund V, L.P., PBPE Fund V Ontario, L.P. and Private Equity Investments V, L.P. (collectively, the “Funds”). PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Funds; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. While Patria Finance Limited does not own all such shares directly, as described herein, Patria Finance Limited may be deemed to beneficially own the shares directly or indirectly held by the entities controlled (directly or indirectly) by it, whenever those entities are acting in the capacity of general partner and to the extent and subject to the limitations set forth in the limited partnership agreements of the Funds. Patria Finance Limited disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 116,608,329 Class A ordinary shares outstanding as of June 30, 2023, as reported by the Issuer to the Reporting Person. Each Class A common share is entitled to one vote.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 9 of 12 Pages
1	NAME OF REPORTING PERSON Patria Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 98,889,732
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 98,889,732
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,889,732(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 84.8%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 2,366,913 Class A ordinary shares held of record by Patria Finance Limited and (ii) 96,522,819 Class A ordinary shares held of record by Brazilian Private Equity Opportunities V, L.P., PBPE Fund V (Cayman 2), L.P., PE Fund V, L.P., PBPE Fund V Ontario, L.P. and Private Equity Investments V, L.P. (collectively, the “Funds”). PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Funds; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. While Patria Investments Limited does not own such shares directly, as described herein, Patria Investments Limited may be deemed to beneficially own the shares directly or indirectly held by the entities controlled (directly or indirectly) by it, whenever those entities are acting in the capacity of general partner and to the extent and subject to the limitations set forth in the limited partnership agreements of the Funds. Patria Investments Limited disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 116,608,329 Class A ordinary shares outstanding as of June 30, 2023, as reported by the Issuer to the Reporting Person. Each Class A common share is entitled to one vote.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 10 of 12 Pages

Item 1(a). Name of Issuer: Lavoro Limited (“Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401

São Paulo — SP, 04548-005, Brazil

Item 2(a). Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)       Brazilian Private Equity Opportunities V, L.P.

(2)       PBPE Fund V (Cayman 2), L.P.

(3)       PE Fund V, L.P.

(4)       Private Equity Investments V, L.P.

(5)       PBPE Fund V Garden (Ontario), L.P.

(6)       PBPE Fund V Ontario, L.P.

(7)       Patria Finance Limited

(8)       Patria Investments Limited

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons for each of Brazilian Private Equity Opportunities V, L.P.; PE Fund V, L.P.; and Private Equity Investments V, L.P. is 4001 Kennett Pike STE 302, Wilmington, Delaware 19807-2039.

The principal business address of PBPE Fund V (Cayman 2), L.P. is PO Box 309, Ugland House, Grand Cayman, George Town KY1-1104, Cayman Islands.

The principal business address of the Reporting Persons for each of PBPE Fund V Garden (Ontario), L.P. and PBPE Fund V Ontario, L.P. is 199 Bay Street, 5300 Commerce Court West, Toronto ON M5L 1B9, Canada.

The principal business address of the Reporting Persons for each of Patria Finance Limited and Patria Investments Limited is 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.001 per share (“Ordinary Shares”)

Item 2(e). CUSIP Number:

G5391L 102.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)       Amount beneficially owned:

See responses to Item 9 on each cover page.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 11 of 12 Pages

(b)       Percent of class:

See responses to Item 11 on each cover page.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)       Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)       Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)       Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. G5391L 102	SCHEDULE 13G/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

BRAZILIAN PRIVATE EQUITY OPPORTUNITIES V, L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PBPE FUND V (CAYMAN 2), L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PBPE FUND V GARDEN (ONTARIO), L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PATRIA FINANCE LIMITED

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PRIVATE EQUITY INVESTMENTS V, L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PE FUND V L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PBPE FUND V ONTARIO, L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PATRIA INVESTMENTS LIMITED

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Officer

EXHIBIT A

MEMBERS OF FILING GROUP

Brazilian Private Equity Opportunities V, L.P.

PBPE Fund V (Cayman 2), L.P.

PE Fund V, L.P.

Private Equity Investments V, L.P.

PBPE Fund V Garden (Ontario), L.P.

PBPE Fund V Ontario, L.P.

Patria Finance Limited

Patria Investments Limited

EXHIBIT B

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares of Lavoro Limited and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2024.

BRAZILIAN PRIVATE EQUITY OPPORTUNITIES V, L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PBPE FUND V (CAYMAN 2), L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PBPE FUND V GARDEN (ONTARIO), L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PATRIA FINANCE LIMITED

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PRIVATE EQUITY INVESTMENTS V, L.P.

By:	/s /Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PE FUND V, L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PBPE FUND V ONTARIO, L.P.

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Director

PATRIA INVESTMENTS LIMITED

By:	/s/ Marcelo Spinardi
Name: Marcelo Spinardi
Title: Officer